Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500



August 30, 2012

Jason Fox
Senior Staff Accountant
Securities and Exchange Commission
Division of Investment Management		VIA EDGAR
100 F Street, N.E.
Washington, D.C.  20549


Re:
Form N-CSR for the Period Ended December 31, 2011
Securian Funds Trust
File Numbers:  002-96990 and 811-04279


Dear Mr. Fox:

This letter is in response to the comment received from you by telephone on August 29, 2012, relating to the Form N-CSR filed for the period ended December 31, 2011, by Advantus Series Fund, Inc. (reorganized into Securian Funds Trust (the "Trust"), on May 1, 2012).

The Trust hereby confirms that in its future filings on Form N-CSR the Trust's annual reports included therein will include the following statement, as required by Item 27(b)(6) of Form N-1A:
The Trust's Statement of Additional Information (SAI) includes additional information about the Trust's trustees and is available without charge, upon request. You may request a copy of the current SAI by telephoning Minnesota Life, toll-free, at (800) 995-3850.

In connection with the receipt of comments from the staff of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing, the Trust hereby acknowledges that:

1.The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

2.Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Securities and Exchange Commission
August 30, 2012
Page 2




Additional questions or comments regarding this letter may be directed to the undersigned at (651) 665-4872.

Sincerely,

/s/Eric J. Bentley

Eric J. Bentley
Second Vice President, Law

EJB:jah

cc:	Michael J. Radmer, Esq., Dorsey & Whitney LLP